K&L GATES LLP 1601 K STREET, N.W. WASHINGTON, DC 20006-1600 T 202.778.9000 F 202.778.9100 klgates.com

April 7, 2025

FILED VIA EDGAR

Mses. Karen Rossotto and Christina DiAngelo Fettig
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Neuberger Berman High Yield Strategies Fund Inc. (the “Fund”)
File Nos. 333-282910; 811-22396

Dear Mses. Rossotto and DiAngelo Fettig:

On behalf of the Fund, we submit this letter in response to comments received by phone from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) on November 20, 2024, December 6, 2024, March 27, 2025 and April 7, 2025, regarding the Fund’s registration statement (the “Registration Statement”) on Form N-2, which was filed with the SEC on October 31, 2024. The Fund has filed Pre-Effective Amendment No. 1 (the “Amendment”) to the Registration Statement, which reflects changes we discussed and made in response to your comments and certain other changes.  Each of your comments is repeated below, followed by the Fund’s response. Unless otherwise stated herein, defined terms have the same meaning as used by the Fund in the Amendment.

General

Comment 1: Please revise Article XI of the Fund’s Amended and Restated Bylaws (the “Forum Provision”) to exclude claims arising under the federal securities laws and please revise the disclosure in the Fund’s prospectus in an appropriate location to describe the Forum Provision. The Staff notes that such disclosure is currently located in the Statement of Additional Information.

Response: As discussed with the Staff, the Fund respectfully declines to change its Forum Provision as courts have enforced various forms of forum selection bylaw provisions even when cases involved claims arising under the federal securities laws. For example, on September 26, 2023, the U.S. District Court for the Southern District of New York (the “SDNY”) ordered that certain claims under the Investment Company Act of 1940, as amended (the “1940 Act”) made by a stockholder activist plaintiff were subject to various forum selection clauses contained in certain of the defendant funds’ bylaws, and therefore could not be brought in the SDNY. See Saba Capital Master Fund, Ltd. et al. v. ClearBridge Energy Midstream Opportunity Fund Inc. et al., 694 F.Supp.3d 394 (S.D.N.Y. 2023). Most of the relevant forum selection bylaw provisions explicitly applied to claims that arise pursuant to a federal securities statute, including the 1940 Act.1

1 We note that another federal district court has granted a motion to dismiss a case that included federal securities claims pursuant to a forum selection bylaw provision even though the provision included a carve out for certain federal securities claims. (See Nathanson et al v. Tortoise Capital Advisors, L.L.C. et al, No. 2:2022cv02328, 2023 WL 1434292 (D. Kan. Feb. 21, 2023)). In that case, the U.S. District Court for the District of Kansas granted the motion to dismiss in part on the grounds that the defendant funds’ bylaws designated Maryland as the exclusive forum for certain litigation and that derivative claims that were also part of the case.

Ms. Karen Rossotto
Ms. Christina DiAngelo Fettig
Securities and Exchange Commission
April 7, 2025

The Fund has added the following disclosure to the prospectus under the section titled “Anti-Takeover Provisions in the Articles of Incorporation and Bylaws”:

Reference should be made to the Articles and Bylaws on file with the SEC for the full text of certain of these provisions. See the SAI under “Certain Provisions in the Articles of Incorporation and Bylaws” for a discussion of the voting requirements applicable to certain other transactions and a description of the Bylaws’ exclusive forum provision which provides that certain federal or state courts in Maryland shall, to the fullest extent permitted by law, be the sole and exclusive forum in which certain types of litigation may be brought.

Accounting Comments
Comment 2: Please provide the consent letter of the Fund’s auditor in connection with the Amendment.
Response: The Fund confirms that the consent letter of the Fund’s auditor is included as an exhibit to the Amendment.
Comment 3: In the senior securities table on page 18 of the prospectus, please include all of the disclosure required by Item 4.3 of Form N-2, including instruction 1, which cross-references instructions 2, 3 and 8 to Item 4.1 of Form N-2.
Response: The Fund added disclosure required by the Items of Form N-2 that the Staff noted under the heading “Senior Securities” in the prospectus. In particular, the Fund added the following disclosure to the paragraph under the heading “Senior Securities”:
The report of Ernst & Young LLP relating to the senior securities table is included as an exhibit to a pre-effective amendment to the Fund’s registration statement.
Comment 4: Please describe the basis for the calculations made in connection with the senior securities table in the Amendment and confirm that, given the changes, there have been no lapses in compliance with Section 18 asset coverage requirements.
Response: The Fund revised its senior securities table following discussions with the Staff to reflect the incorporation of its outstanding debt in the calculation of asset coverage for its preferred stock when both equity and debt senior securities are outstanding, in compliance with Item 4.3 of Form N-2 and Section 18(h) of the 1940 Act.  Such asset coverage calculations also use the full liquidation preference for any equity and full par value for any debt outstanding, without any adjustment for amortized costs. In the N-2 filing, the Fund had inadvertently used asset coverage numbers from the financial highlights in its semiannual report, which numbers were calculated using a different methodology (the “FiHi methodology”).  The Fund confirms that both the current and prior calculations show that it had significant cushion in meeting Section 18 asset coverage requirements for each time period reflected in the senior securities table and confirms that there have been no lapses in compliance with such asset coverage requirements or other any fund policies resulting from changes in calculations. The Fund did not use the FiHi methodology to monitor Section 18 compliance.  The Fund intends to use the revised form of calculations in any senior securities table on a going forward basis.  The Fund further notes that the primary change in calculation of preferred stock asset coverage does not impact the calculations when there is only equity senior securities outstanding and that no other fund in the complex currently has both equity and debt senior securities outstanding.  In addition, the Fund’s auditor has reviewed the senior securities table and issued a report that confirms that the information included therein reconciles to the underlying accounting and other records of the Fund, which have been subject to the audit procedures typical of registered investment companies for all fiscal periods included in the Amendment.

Ms. Karen Rossotto
Ms. Christina DiAngelo Fettig
Securities and Exchange Commission
April 7, 2025

Comment 5: In the next Supplement to the Registration Statement, please revise footnote 2 to the senior securities table in the Prospectus to reflect that different series of mandatory redeemable preferred shares included in the table have different liquidation preferences and please confirm that the hyperlink to the financial statements incorporated by reference to the most recent shareholder report included in the Statement of Additional Information links to the correct filing on the SEC’s EDGAR website.
Response: The Fund will make the appropriate updates in its next Supplement.  It will revise footnote 2 to the senior securities table by removing the numerical reference to the liquidation preference and revise, as needed, the hyperlink to ensure that it links to the shareholder report containing the most recent financial statements.
* * * * *

If you have any further comments or questions regarding the Fund’s responses, please contact me at (202) 778-9286 or jennifer.gonzalez@klgates.com.  Thank you for your attention to this matter.

Sincerely, /s/ Jennifer R. Gonzalez Jennifer R. Gonzalez